Exhibit 4(d)(3)

This SERVICES AGREEMENT (the “Agreement”) dated March 1, 2004 is made between DISCOUNT INVESTMENT CORPORATION LTD., a public company incorporated and existing under the laws of the State of Israel (“DIC”) and SCITEX CORPORATION LTD., a public company incorporated and existing under the laws of the State of Israel (“Scitex”).

Whereas

With effect from January 15, 2004 (the “Effective Date”), DIC has agreed to make certain services available to Scitex under the terms and conditions set forth in this Agreement, primarily in connection with the transfer of Scitex’s corporate offices to the 43rd floor of the Triangular Tower, at 3 Azrieli Center, Tel Aviv, Israel which is leased in its entirety by DIC (the “Azrieli Facility”).

Whereas	With effect from January 5, 2004, Mr. Raanan Cohen (“Mr. Cohen”), Vice President and an employee of DIC, was appointed interim President and Chief Executive Officer of Scitex.

NOW THEREFORE THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	THE TERM

1.1

Subject to obtaining the approvals specified in Section 5.7 hereunder, this Agreement shall be effective as of the Effective Date, except for the CEO Services (as defined hereunder), which shall be effective from January 5, 2004.

1.2

If either DIC or Scitex (together, the “Parties” and individually, a “Party”) intends to cease to provide or receive, respectively, the Services (as hereinafter defined), or any of them, it must give prior written notification of at least three (3) months to the other Party, unless otherwise agreed. In such circumstances, DIC shall provide reasonable cooperation and assistance to Scitex in order to enable it to implement such service by itself, but in no event shall such assistance be for more than thirty (30) days from the date of termination. In the event of termination, Scitex shall remain liable for all amounts due for the Services provided prior to the actual date of termination thereof and for any reasonable expenses related thereto.

2.	SERVICES

2.1	DIC shall make available to Scitex the following services (the “Services”). The Services shall be provided by DIC itself or by a subsidiary of DIC, or by third party supplier:

2.1.1

Office space at the Azrieli Facility, (the “Scitex Rental Property”). The actual amount of space of the Scitex Rental Property as of the commencement of this Agreement constitutes 11.43% of the aggregate square meterage of the Azrieli Facility. The Scitex Rental Property shall be adjusted from time to time in correlation to the actual amount of space occupied by employees of Scitex located at Azrieli Facility and shall be suitable for the purposes of Scitex’s corporate offices and ancillary operations, provided however that the Scitex Rental Property shall not be materially expanded or reduced except as hereinafter provided. Scitex shall use the Scitex Rental Property only in accordance with the permitted uses thereof and, subject to the provisions hereof, shall obey vis-à-vis DIC all restrictions and obligations, to the extent applicable to the occupant thereof, all as are provided for in the lease of the Azrieli Facility to DIC.

	2.1.2	Ancillary services to the Scitex Rental Property, such as cleaning and security services, MIS services, etc.

2.1.3

Seconding Mr. Cohen, or another senior officer of DIC as may be agreed upon by the Parties, who will serve as President and/or Chief Executive Officer of Scitex (whether or not on an interim basis) (“CEO Services”), and who will dedicate approximately 40% of his work hours in order to provide the CEO Services.

2.1.4

Such other office services, such as the services specified in section 3.3.2, which (a) are available or being provided to DIC, and (b) are requested by Scitex as consistent to its operations, and (c) can reasonably be provided by DIC to Scitex without impacting on DIC’s operations.

2.2	The quality of the Services shall be consistent with the standard services made available to DIC during the term of this Agreement.

2.3

Where the services set forth herein will be provided to DIC by a third party supplier, the availability of such services from DIC to Scitex shall be contingent upon the availability of such services to DIC from the third party supplier; provided that DIC shall notify Scitex in writing of the unavailability of such services as soon as DIC receives notice of such.

3.	CONSIDERATION

3.1	Definitions

3.1.1

Employees Proportion Basis - a fraction, (1) the numerator of which shall be the number of employees of Scitex located at the Azrieli Facility, and (2) the denominator of which shall be the aggregate number of persons employed at the Azrieli Facility (including Scitex’s employees).

3.1.2

Rent Proportion Basis – (a) for any expense in respect of the entire Azrieli Facility: 11.43% which shall be adjusted from time to time pro rata to any expansion of decrease, as applicable, of the actual amount of space occupied by employees of Scitex at the Azrieli Facility; and (b) for any expense in respect of a part of the Azrieli Facility: a fraction, (1) the numerator of which shall be the square meterage occupied by employees of Scitex at the Azrieli Facility, and (2) the denominator of which shall be the square meterage such part of the Azrieli Facility.

3.2

Except as specified under this Agreement, the Services rendered shall be provided by DIC at the actual cost of DIC for the Service, and shall not include any overhead expense, or general and administrative cost. If such rule cannot be implemented, the Services shall be charged according to the following principals (provided, however, that no Services shall be double-charged):

3.3.1

Scitex shall bear the following costs according to the Rent Proportion Basis: the rent payments for the Azrieli Facility, cleaning of the property, security, real estate taxes (known as “Arnona”), water, electricity and all other expenses associated with facility maintenance, but excluding any expenses relating to replacement or redecoration of the facilities or the fixtures and fittings therein.

3.3.2

Scitex shall bear the following costs according to the Employees Proportion Basis: Catering services for meetings, photocopying, general office services such as use of kitchens, support staff, etc., logistics services including but not limited to use of common receptionist, and all other services which are not specifically mentioned  under any other section.

3.4	Notwithstanding the generality of the forgoing:

3.4.1

Unless otherwise agreed between the Parties (as hereinafter provided), Scitex shall pay to DIC for the CEO Services the sum of NIS 493,000 per annum, and such bonuses, if any, as shall from time to time be approved by Scitex.

3.4.2

The consideration payable in respect of the CEO Services is based upon the actual cost of such services to DIC. It is understood that such cost of the DIC is subject to adjustments to changes in the Israel Consumers Price Index (the “Index”). Accordingly, the consideration for the CEO Services will be adjusted for each fiscal quarter pro rata to the increase or decrease of the Index published in the first month of such quarter over or below the Index for January 2004, published in February 2004.

3.4.3

In the event of a change in the cost to DIC of such services (other than as set forth in sib-section 3.4.2 above) or, having regard to the needs of Scitex, the parties agree upon a change in the percentage of work hours dedicated to Scitex by Mr. Cohen (or such other senior officer of DIC who shall serve as President and/or Chief Executive Officer of Scitex), the consideration payable for the CEO Services shall be increased or decreased accordingly, subject to the approval of the audit committee of Scitex, provided that in no event shall the sum payable in respect the CEO Services exceed NIS 750,000 per annum.

3.5

The approximate consideration for the Services rendered, or intended to be rendered, pursuant to this Agreement (other than the CEO Services) is $17,000 per fiscal quarter. Any material change to the cost of such Services shall be subject to the approval of the audit committee of Scitex, provided that in no event shall the aggregate increase in the area of Scitex Rental Property exceed 75% from that occupied at the commencement of the Agreement.

3.6	Once in every six months, the audit committee of Scitex shall be presented with a report regarding the Services and the amounts paid as consideration for them.

3.7

DIC shall invoice Scitex at the end of each month, or in case of an ad-hoc service, at the end of the period during which it is provided, or in the case of third party provider, after receiving his invoice or after the payment is due pursuant to a contract or understanding, as applicable. Payment shall be thirty (30) days from the date of the invoice.

3.8

Payment for any of the Services shall be made in Israel currency or in U.S. currency based on the representative rate of exchange on the date of payment. If DIC tenders any payment to its service provider or landlord in a specific currency then such payment shall be made in that currency.

3.9	All payments shall be subject to withholding tax (“Nikui Bamakor”) as required by law.

3.10	VAT shall be added to all payments, as required by law.

4.	INDEMNITY

Scitex shall issue and deliver to Mr. Cohen (or such other senior officer of DIC who shall serve as President and/or Chief Executive Officer of Scitex) an indemnity letter as provided by Scitex to its executive officers in connection with personal liabilities that may arise from serving in such capacity.

5.	GENERAL MATTERS

5.1	This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Israel.

5.2

Neither Party shall be liable to the other for any failure or delay caused by events beyond such Party’s reasonable control, including, without limitation, sabotage, failures or delays in transportation or communication, failures or substitutions of equipment, labor disputes, accidents, acts of God, war, terrorism, shortages of labor, fuel, raw materials, or equipment.

5.3

Any dispute hereunder shall be resolved amicably in the first instance by a meeting between the President or Chief Financial Officer or other senior officer of DIC (provided he or she does not serve as the Chairman or as an officer of Scitex) and President or Chief Financial Officer or other senior officer of Scitex (provided he or she is not an officer or employee of DIC). Should such a meeting fail to resolve the dispute in fifteen (15) days, the parties agree to proceed to arbitration in Tel Aviv, Israel.  The Parties shall appoint an arbitrator by mutual agreement, or absent such agreement in ten (10) days, by the chairman of the Israel Bar Association. Such arbitrator shall have extensive legal experience in commercial matters.  Both parties agree that the arbitrator shall be instructed to reach and submit a final adjudication of any dispute put before him within sixty (60) days of his appointment.

5.4	Each of the parties hereto shall execute all documents, file all permits and take all other actions as may be required to give effect to the transactions described in this Agreement.

5.5

Except as is expressly permitted hereby, no Party shall assign, transfer, or subcontract this Agreement or any of its primary obligations hereunder without the prior written consent of the other Party affected, which consent shall not be unreasonably withheld. Without derogating from the generality of the forgoing, DIC may assign its rights and obligation hereunder, in whole or in part, to a company that is controlled by DIC, controlling DIC or under common control with DIC.

5.6	Each Party shall bear its own expenses for the legal services rendered to it in connection with this Agreement.

5.7	This Agreement is subject to approval pursuant to the provisions of Chapter 5 of Part 6 the Companies Law 5759 - 1999.

5.8	This Agreement may be executed in counterparts, all of which will constitute one agreement.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR DULY EMPOWERED REPRESENTATIVES AS OF THE DATE FIRST ABOVE MENTIONED.

DISCOUNT INVESTMENT CORPORATION LTD.

By:	By:

Name and Title:	Name and Title:

SCITEX CORPORATION LTD.

By:	By:

Name and Title:	Name and Title: